SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: October 25, 2005	By:	/s/ Nancy C. Gardner

6 October 2005.   Reuters To Aquire Leading Provider Of Global Economic Data

London – Global information company Reuters (LSE:RTR, NASDAQ:RTRSY) today announced that it has entered into a definitive agreement to acquire EcoWin, the Swedish company specialising in global macroeconomic data and analysis. Reuters will acquire 100 percent of the share capital of EcoWin for a cash consideration of $40 million plus an adjustment for cash and working capital at the date of completion. Completion of the transaction is subject to regulatory approvals and other customary closing conditions and is expected to occur by end of 2005.

The acquisition of the privately held company follows Reuters recently announced growth strategy, which includes a focus on high value content to provide greater insight and supplement the news, company information, research and analysis that Reuters currently provides.

EcoWin was established in 1994 and has become a leading provider of in-depth global macroeconomic time-series data. The EcoWin economic database consists of five million economic and financial time series sourced from over eight hundred primary sources, covering more than one hundred countries worldwide, as well as regional aggregates such as the Euro Zone, Europe, Africa, Americas and World.

EcoWin data is delivered through EcoWin Pro software. EcoWin Pro is a dynamic charting and reporting tool that allows for a comprehensive range of analytical possibilities. EcoWin will be integrated with Reuters Research and Asset Management division. EcoWin products will continue to be sold and supported by Reuters and will be re-branded as Reuters EcoWin. Reuters will enhance its premium desktop offering, Reuters 3000 Xtra, to provide its users near real-time access to a broad range of economic data. Additionally, EcoWin data will also be incorporated into Reuters Knowledge, a leading-edge research and analytics solution that delivers investment management professionals in-depth company fundamental and research data, including Reuters Estimates, Reuters Fundamentals, and Reuters News and Pricing.

Julie Holland, Global Head of Research and Asset Management at Reuters commented: “EcoWin is an excellent fit with Reuters. Their macroeconomic data complements our company and financial content, and our Editorial capabilities. Our clients need and use macroeconomic data and all EcoWin’s clients can benefit from additional Reuters content.

“The agreement is a key step towards our vision to become the leading supplier of comprehensive investment intelligence and is key to Reuters strategy in the research and asset management space. The deal is also great news for all of our customers in terms of enhanced service, broader analysis and integrated products.” Christer Lundgren, CEO of EcoWin, comments: “We at EcoWin are excited to become part of Reuters. We believe that their vast client base and global presence will enable us to accelerate our growth, and provide clients an unrivalled breadth of content and analytics.” Ends

For further information contact:

Yasmeen Khan
Reuters media relations
+ 44 207 542 0496
yasmeen.khan@reuters.com

Miriam McKay Reuters
Investor Relations
+44 20 7542 7057
miriam.mckay@reuters.com

About Reuters Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Its trusted information drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 15,300 staff in 91 countries, including staff from the acquisition of Moneyline Telerate (MLT) in June 2005. It also includes 2,300 editorial staff in 196 bureaux serving 129 countries, making Reuters the world’s largest international multimedia news agency. In the 2004 Annual Report and Form 20-F, Reuters Group revenues were £2.9 billion.

Forward-looking statements This statement includes certain forward-looking statements relating to Reuters within the meaning of the US Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2004 under the heading “Risk Factors” and in Reuters interim results press release included in its Report on Form 6-K dated 27 July 2005. Copies of the Annual Report and Form 20-F and Form 6-K are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. In particular, Reuters ability to complete and realize the anticipated benefits of the acquisition is subject to the risks that the conditions to the acquisition may not be satisfied and risks related to the integration of EcoWin’s operations and products following completion, including achieving expected synergies, and general risks associated with EcoWin’s businesses. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements. Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

As filed with the London Stock Exchange on 27 July 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 389.3227 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 1,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,437,626,673.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 29 July 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 389.1265 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 1,500,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,437,130,117.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 1 August 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 390.3586 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 2,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,436,656,036.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 3 August 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 378.0876 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 2,500,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,436,196,234.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 4 August 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 367.1157 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 4,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,434,698,283.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 5 August 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 374.4847 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 5,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,433,701,434.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 8 August 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 373.318 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 5,500,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,433,239,765.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 9 August 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 368.3235 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 6,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,432,785,491

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 11 August 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 363.0701 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 6,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,432,046,180.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on15 August 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 362.15 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 7,250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,431,599,200.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 16 August 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 368.119 pence per share.  The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 7,750,000 ordinary shares as treasury shares.  The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,431,141,121.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 18 August 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 364.7 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 8,250,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,430,668,373.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 22 August 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 367.35 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 8,750,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,430,222,840.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 23 August 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 250,000 ordinary shares at a price of 368.0 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 9,000,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,429,986,656.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 25 August 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 366.6 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 9,500,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,429,517,133.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 31 August 2005

Reuters Group PLC
Transaction >in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 364.7 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 10,000,000 ordinary shares as treasury shares.

The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,429,042,228.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 1 September 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 365.25 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 10,500,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,428,562,969.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 2 September 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 360.5 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 11,000,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,428,091,818.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 6 September 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 750,000 ordinary shares at a price of 363.25 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 11,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,427,698,053.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 7 September 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 373.3 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 12,250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,427,224,713.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 8 September 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 379.0 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 12,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,426,724,713.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 12 September 2005

Reuters Group PLC
ransaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 383.0 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 13,250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,426,288,078.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 13 September 2005

Reuters Group PLC
Transaction in Own Shares

Reuters Group PLC announces that it has today purchased through Citigroup Global Markets U.K. Equity Limited 500,000 ordinary shares at a price of 378.4 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group PLC holds 13,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,425,799,463.

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 15 September 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 379.678 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 14,250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,425,340,604.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 19 September 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 373.9538 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 14,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,425,025,894.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 20 September 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 376.4666 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 15,250,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,424,566,649.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 22 September 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 369.2816 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 15,750,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,424,082,240.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 23 September 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 400,000 ordinary shares at a price of 366.9219 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 16,150,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,423,682,240.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 27 September 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 372.0612 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 16,650,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,423,213,159.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057

As filed with the London Stock Exchange on 30 September 2005

Reuters Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 379.4902 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, Reuters Group plc holds 17,150,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,422,729,692.

Contact:

Miriam McKay Reuters Investor Relations +44 20 7542 7057